
August 29, 2013

Via E-mail
Scott Minick
President and Chief Executive Officer
BIND Therapeutics, Inc.
325 Vassar Street
Cambridge, Massachusetts 02139

      Re: BIND Therapeutics, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed August 20, 2013
              File No. 333-190566

Dear Mr. Minick:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comment is applicable to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

      After reviewing any further amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock Options Grant
Initial Public Offering, page 73

1.   Please refer to comment 16 from our letter dated July 25, 2013. It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment regarding the discussion of each significant factor contributing to the difference between each valuation and the estimated IPO price considering the 76% increase in the fair value from the June 1, 2013 price to the midpoint of your price range. Please revise your proposed disclosure to provide this information from the June 1, 2013 grant date to the estimated IPO price.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Peter N. Handrinos
       B. Shayne Kennedy
       Matthew T. Bush
       Latham & Watkins LLP
       John Hancock Tower, 20th Floor
       200 Clarendon Street
       Boston, Massachusetts 02116